[CADWALADER, WICKERSHAM & TAFT LLP LETTERHEAD]




October 5, 2006

Rolaine Bancroft, Esq.
Staff Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:   Wells Fargo Asset Securities Corporation
      Registration Statement on Form S-3 (File No. 333-133209)
      Filed on April 11, 2006
      --------------------------------------------------------

Dear Ms. Bancroft:

We are counsel to Wells Fargo Asset Securities Corporation (the "Registrant") under the above-captioned registration statement (the "Registration Statement"). We have reviewed your letter dated May 8, 2006 (the "Comment Letter") transmitting comments of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") and have discussed the comments contained therein with various representatives of the Registrant. The following are the responses of the Registrant to the Staff's comments. Terms used herein without definition have the meanings given them in the form of base prospectus (the "Base Prospectus") or the form of prospectus supplement (the "Prospectus Supplement") contained in Amendment No. 1 to the Registration Statement ("Amendment No. 1"), which has been filed today with the Commission through the EDGAR system. Enclosed herewith are two courtesy copies of Amendment No. 1, one of which have been marked to show changes from the April 11, 2006 filing.

      For your convenience, the Staff's comments are repeated in italics below, followed by the Participant's responses.

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the


Jordan M. Schwartz  Tel 212 504 6136  Fax 212 504 6666  jordan.schwartz@cwt.com

Roland Bancroft, Esq.
October 5, 2006


      depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

      The Registrant confirms that the depositor and each issuing entity previously established, directly or indirectly, by the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. No affiliate of the depositor has offered a class of asset-backed securities involving the same asset class as this offering during the last twelve months.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

      The Registrant confirms that all material terms to be included in the finalized agreements will also be disclosed in the Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

      The Registrant confirms that unqualified legal and tax opinions will be filed at the time of each takedown.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

      The Registrant confirms that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

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Roland Bancroft, Esq.
October 5, 2006


5. Please confirm that swap agreements are limited to interest rate or currency swaps or advise us how the anticipated swaps would meet the definition of asset backed security. Refer to Section III.A.2.a of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905) and Item 1115 of Regulation AB.

      The Registrant confirms that swap agreements will be limited to interest rate or currency swaps.

6. We note that the Trust will be entitled to receive payments based on "another interest rate index." Please confirm to us that in no eventuality will you use an "index" which is not an index of interest rates for debt, e.g. a commodities or stock index. Refer to Section III.A.2.a of the Regulation AB Adopting Release (Release No. 33-8518).

      The Registrant confirms that it will not use an index other than an index of interest rates for debt.

7. Please revise to clarify here whether a limited guarantee or financial guaranty insurance policy or surety bond will guarantee the securities themselves. If so, please register the guarantees or advise. Refer to footnote 329 of the Regulation AB adopting release (SEC Release 33-8518).

      While the Registrant understands that a guaranty may constitute a separate security, which in turn would be required to be registered under the Securities Act, unless exempt, the Registrant currently does not contemplate the use of any limited guarantee, financial guaranty insurance policy or surety bond that is not an insurance policy exempt from registration pursuant to Section 3(a)(8) under the Securities Act.

If you have any questions concerning the foregoing or require any additional copies of Amendment No. 1, please contact the undersigned.

Very truly yours,

/s/ Jordan M. Schwartz

Jordan M. Schwartz

cc:   Lawrence D. Rubenstein, Esq.